EXHIBIT 99.1

Centerra Gold Publishes 2025 Sustainability Report

TORONTO, May 13, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that it has published its 2025 Sustainability Report, which outlines the Company’s performance across Environmental, Social and Governance (“ESG”) topics. Key highlights and achievements from the report are included below. The full report can be accessed on Centerra’s website at: www.centerragold.com/sustainability/overview/

Paul Tomory, President and Chief Executive Officer of Centerra, commented, “Responsible mining remains at the core of our approach to delivering long-term, purpose driven value for our stakeholders. In 2025, Centerra enhanced key areas of our sustainability program including increasing community investment, strengthening our health and safety programs and further embedding sustainable mining practices across our operations. By continuing to enhance our sustainability program, we are implementing impactful solutions that drive lasting, positive change in the communities where we operate.”

Environmental

  Total global scope 1 and 2 greenhouse gas (“GHG”) emissions were 198,110 tonnes of carbon dioxide equivalent (“tCO2e”), a 15% increase year over year primarily driven by increased activity at Thompson Creek as it progressed through the restart phase.
  Emissions intensity per ounce of gold equivalent produced at the Company’s two main operating mines, Mount Milligan and Öksüt, was 0.37 tCO2e per gold equivalent ounce, which is well below the sector’s weighted average emissions intensity of 0.80 tCO2e per gold equivalent ounce.
  Centerra saw a 24% decrease in air emissions across seven pollutants compared to 2024. Additionally, in 2025, approximately 14,200 tCO2e in emissions reductions were achieved through the renewable diesel pilot at Mount Milligan and the use of renewable energy credits at Öksüt.
  Öksüt earned several site-level certifications including ISO 50001 energy management system, ISO 14046 Water Footprint and Zero Waste certifications, reinforcing efforts taken to improve energy efficiency, optimize resource use and reduce emissions. Öksüt also maintained its certification from the International Cyanide Management Institute, confirming full compliance with the International Cyanide Management Code.

Social

  Over 100,000 hours of health and safety training was conducted in 2025, enhancing our capabilities in occupational health and hygiene, emergency readiness and operational excellence.
  A total of $3.1 million was contributed toward community investments and donations, supporting the social, economic, cultural and environmental well-being of Centerra’s host communities.
  Local procurement spending across all operating jurisdictions increased by 43% from 2024, for a total of $191 million spent with local suppliers in 2025. Local supplier spending now represents 26% of the Company’s total spend across operating sites in 2025.
  31% of expenditures in British Columbia were directed to local businesses for a total of $125 million spent in 2025, an $11 million increase over 2024. This includes new, productive engagements with First Nations partners, including 25 collaborations with Indigenous-owned businesses, up from 21 in 2024.

Governance

  Centerra maintained 38% female representation on the Board of Directors and 29% among officers of the Company in 2025.
  5 years of independently assured conformance with the World Gold Council’s Responsible Gold Mining Principles.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.